POPULAR®

ANNUAL REPORT
INFORME ANUAL
2013

CONTENTS/ÍNDICE

1 Popular, Inc. Year in Review

3 Fast Facts

5 Our Values

6 Puerto Rico In the Face of Change

8 Key Drivers Behind Solid Performance

9 Succeeding in a Challenging Regulatory Environment

10 A Transformative 2013 Supported By A Robust Infrastructure

11 Popular, Inc. Management

12 25-Year Historical Financial Summary

14 Our Creed/Our People

15 Popular, Inc. – Resumen del Año

17 Cifras a la Mano

19 Nuestros Valores

20 Puerto Rico de Cara al Cambio

22 Impulsores Claves de un Desempeño Sólido

23 Teniendo Éxito en un Ambiente Legal y Regulatorio Desafiante

24 Un 2013 Transformador Apoyado por una Infraestructura Robusta

25 Popular, Inc. Gerencia

26 Resumen Financiero Histórico – 25 Años

28 Nuestro Credo/Nuestra Gente

Popular, Inc. (NASDAQ:BPOP) is a full-service, financial provider based in Puerto Rico with operations in Puerto Rico and the United States. In Puerto Rico, Popular is the leading banking institution by both assets and deposits and ranks among the largest 40 banks in the U.S. by assets.

With 180 branches in Puerto Rico and the Virgin Islands, Popular offers retail and commercial banking services, as well as auto and equipment leasing and financing, mortgage loans, insurance, investment banking and broker-dealer services. In the United States, Popular has established a community-banking franchise, doing business as Popular Community Bank, providing a broad range of financial services and products with branches in New York, New Jersey, Illinois, Florida and California.

Popular, Inc. (NASDAQ: BPOP) es un proveedor financiero de servicio completo con sede en Puerto Rico y operaciones en Puerto Rico y los Estados Unidos. En Puerto Rico es la institución bancaria líder tanto en activos como en depósitos y se encuentra entre los 40 bancos más grandes de Estados Unidos por total de activos.

Con 180 sucursales en Puerto Rico y las Islas Vírgenes, Popular ofrece servicios bancarios a individuos y comercios, así como arrendamiento y financiamiento de autos y equipo, préstamos hipotecarios, seguros, banca de inversión y transacciones de corredores de valores. En los Estados Unidos, Popular ha establecido una franquicia bancaria de base comunitaria, que opera bajo el nombre de Popular Community Bank y provee una amplia gama de servicios y productos financieros, con sucursales en Nueva York, Nueva Jersey, Illinois, Florida y California.

Popular, Inc.
Year In Review



RICHARD L. CARRIÓN
Chairman, President
and Chief Executive Officer

I am pleased to report that Popular generated strong financial results in 2013. Our financial performance was driven by robust revenues and improving credit trends, which helped offset the impact of low demand stemming from continued economic weakness in Puerto Rico, our main market.

We made considerable progress in our primary areas of focus: credit quality, business growth, our U.S. operation, and efficiency and organizational excellence.

CREDIT QUALITY

Credit quality has been a particular area of intense focus for all financial institutions since the financial crisis of 2008, and we are no different. I am pleased by the steady progress we have made in recent years in improving our credit metrics. But 2013 was truly a turnaround year.

- Non-performing assets declined dramatically, from $2 billion or 5.5 percent of assets in 2012 to $932 million or 2.6 percent of assets by the end of 2013.
- This improvement was the result of a combination of strategies. During the year, we completed two bulk sales involving approximately $944 million in non-performing assets which included commercial, construction and mortgage loans as well as commercial and residential other real estate owned. In addition, our credit administration groups continued working diligently on our loss mitigation efforts and loan resolutions and restructurings.
- Other encouraging results include significant reductions in net charge-offs, excluding the impact of the bulk sales, and a substantial decline in non-performing loan inflows when compared to 2012.

Despite the continued weakness of the Puerto Rico economy, we have not seen significant signs of stress in our loan portfolio in Puerto Rico. We remain cautious, but are encouraged by ongoing stability in our credit quality indicators.

Expanded Insights

We have redesigned our annual report to provide you additional outlooks and insights into our operations and markets. In their own words, the managers who lead some of the most vital areas of our Corporation walk you through the drivers behind our strategies to maximize long-term shareholder value.

In addition to our annual shareholders letter that outlines key performance indicators, we have included a deeper look into our financial performance, as well as viewpoints about our main market in Puerto Rico, our risk-management blueprint and the increasingly challenging regulatory environment.

BUSINESS GROWTH

In 2013, we continued to identify potential areas where we could grow our business to offset the impact of the challenging economic environment. Despite market conditions in Puerto Rico, we continued strengthening our competitive position on the island, increasing our market share in most product categories and further distancing ourselves from other financial providers.

- Our total loan book increased by 4 percent in 2013, driven mainly by an increase in mortgage balances. The growth of our

Popular, Inc.
Year In Review

POPULAR STOCK PRICE CHANGE VS PEERS (2013)


Percent
60
50
40
30
20
10
0
-10
12/12
1/13
2/13
3/13
4/13
5/13
6/13
7/13
8/13
9/13
10/13
11/13
12/13
BPOP
PR PEER AVG.
US PEER AVG.
KBW INDEX

In 2013, we continued to identify potential areas where we could grow our business to offset the impact of the challenging economic environment. Despite market conditions in Puerto Rico, we continued strengthening our competitive position on the island, increasing our market share in most product categories and further distancing ourselves from other financial providers.

mortgage portfolio was the result of strong origination volume, supplemented with several portfolio acquisitions amounting to approximately $761 million.

- Initiatives to grow our auto financing business also yielded very positive results, leading to a 13 percent increase in this portfolio.
- The commercial loan portfolio increased by 3 percent, with higher activity in the corporate segment offsetting lower demand in the small and middle segments, which are more susceptible to weak economic conditions.

Though we are not expecting an improvement in market conditions in Puerto Rico in the short term, we have proved that we can generate healthy revenues, even in trying times, and are uniquely poised to benefit from an eventual economic recovery.

POPULAR COMMUNITY BANK

Popular Community Bank (PCB) has made significant progress in recent years.

- Financial results have improved substantially as a result of lower credit costs and effective expense management.
- However, slow demand for commercial loans remains the biggest challenge. As a result, we launched a series of niche lending initiatives to generate additional loan volume. While these efforts are still in a development stage, we have observed encouraging results in several of them. In addition, we took advantage of several opportunities to acquire loan portfolios, adding approximately $411 million in mortgages to our loan book.

We still have a long way to go with regards to PCB. But these improvements put PCB in a better position and grant us greater flexibility as we evaluate strategic alternatives for our U.S. operation.

FUNDAMENTAL RESOURCES AND SKILLS

Of course, the successful execution of current and future business strategies at Popular depends on the quality of our organization's

fundamental resources and skills, such as talent management, analytics, efficiency and customer service. We continue to make great strides in this important area.

- We have revamped key talent management processes to ensure we attract, develop and retain the best talent available in our markets.
- We are working to implement the necessary tools and enhance current skills to raise our analytical capabilities in order to facilitate timely and well-informed decision-making.
- We have expanded the scope of our efficiency and process redesign efforts based on the LEAN methodology, reaching more areas and training more employees to ensure the sustainability of the changes and the continuity of the program.
- We continued the careful measurement of customer satisfaction levels to be able to identify those initiatives that are yielding positive results and adjust those that are not. Since the formal program was launched several years ago, we have observed an improvement in customer satisfaction metrics.

These areas are regularly reviewed at the highest management level and we are extremely pleased with the changes we are seeing across the organization. We are aware that the rapid pace of change requires constant monitoring and evolution to ensure that the organization is well-equipped to achieve current and future goals, and we are committed to dedicating the required attention and resources to that purpose.

All of the efforts I have described have one objective in common: to continue growing and strengthening our organization for the benefit of our shareholders.

Our capital levels remain strong and above those of peer institutions. During 2013, we further bolstered our capital with the sale of a portion of our shares of EVERTEC, our former processing subsidiary. After-tax gains generated in the initial public offering and two additional subsequent sales totaled $413 million. With a 14.9 percent stake, we

FAST FACTS

2013 HIGHLIGHTS

NET INTEREST MARGIN (NON-FULLY TAXABLE EQUIVALENT)



Percent
6
5
4
3
2
1
0
2008Y
2009Y
2010Y
2011Y
2012Y
2013Y
POPULAR (consolidated)
BANCO POPULAR PUERTO RICO
US PEER MEDIAN[1]

NON-PERFORMING LOANS TO LOANS



Percent
9
8
7
6
5
4
3
2
1
0
2010
2011
2012
2013
POPULAR
PUERTO RICO PEER AVG.[2]
US PEER AVG.[1]

KEY CAPITAL ADEQUACY METRICS



Percent
25
20
15
10
5
0
5.0%[4]
6.0%[4]
10.0%[4]
Tier 1 Common
Tier 1 Capital
Total Capital
EXCESS CAPITAL[4]
$2.3bn
$3.1bn
$2.4bn
POPULAR - 2013
US PEER MEDIAN[1] - 2013
CCAR MEDIAN[3] - 2013

Source: SNL Financial for peer data

[1] U.S. Peers include Comerica, Inc., Huntington Bancshares, Inc., Zions Bancorporation, First Niagara Financial Group, Inc., Synovus Financial Corporation, First Horizon National Corp., City National Corp., Associated Banc-Corp and First Citizens Bancshares Inc.

[2] P.R. Peers include Banco Bilbao Vizcaya Argentaria PR (BBVA PR was acquired by Oriental Financial Group in 2012), Banco Santander Puerto Rico, Doral Bank, FirstBank Puerto Rico, Oriental Bank & Trust and Scotiabank of Puerto Rico

[3] CCAR banks include JPMorgan Chase, Bank of America, Citigroup, Wells Fargo, U.S. Bancorp, PNC, Capital One, BB&T, SunTrust, Fifth Third, Regions, and KeyCorp

[4] Minimum regulatory requirements for well-capitalized institutions and CCAR minimum under stress

Popular, Inc.
Year In Review

If I have learned one thing in recent years, it is that our people, 8,000 strong, thrive in the most difficult of times and outdo themselves under challenging circumstances.

remain a large shareholder of EVERTEC, which continues to be an important business partner and a source of income for Popular.

Given our strong capital levels, there has been significant interest regarding the timing and structure of an eventual repayment of TARP funds. We are eager and ready to repay TARP. In October of 2013, we submitted a formal application to our regulators indicating our desire to repay and we remain in constant communication with them regarding this matter. While we cannot provide specific details on the repayment plan yet, let me reassure you that our objective is, and has always been, to repay these funds in a manner that is most beneficial for our shareholders.

The upward trend in our stock price during 2012 continued in the early months of 2013, and the stock price had risen 65 percent by mid-August. However, the share price began to deteriorate as concerns with Puerto Rico's fiscal and economic situation began to grow. Notwithstanding the decline in the second half of the year, BPOP closed 2013 at $28.73, an increase of 38 percent when compared with 2012.

OUR ORGANIZATION

As we announced in January of 2013, Jorge A. Junquera, who had served as our Chief Financial Officer (CFO) for 16 years, assumed the role of Vice-Chairman and Special Assistant to the CEO. Carlos J. Vázquez, who has held various important positions in our organization, succeeded Jorge as CFO. The transition was better than seamless, with both Jorge and Carlos growing into their new roles for the benefit of the organization.

Our Board of Directors also received a significant inflow of talent and energy with the appointment of Joaquín E. Bacardí, III and John W. Diercksen. Mr. Bacardí is the President and Chief Executive Officer of Bacardi Corporation, a major producer and distributor of rum and other spirits. He brings extensive experience in the development and implementation of international marketing, sales and distribution strategies from more than 20 years of service at Bacardí. Mr. Diercksen was an Executive Vice President of Verizon Communications, Inc., responsible for key strategic initiatives related to the review and assessment of potential mergers, acquisitions and divestitures. Joaquín and John bring valuable skills and experience to Popular that will undoubtedly enrich our Board's discussions and decisions. Popular has a first-rate Board of Directors and I consider it a privilege to have their guidance and support. I extend my most sincere gratitude to all of the Directors for their continued leadership.

The year 2013 marked our 120th anniversary. Throughout 2013, we celebrated our history and reaffirmed our values, recognizing that they are at the core of everything we do. These values clearly spell out our commitment to our customers, our employees, our communities and our shareholders, as well as the principles that guide our behavior – innovation, integrity and excellence.

In conclusion, we are proud of Popular's achievements in 2013, but we are far from satisfied. The year 2014 brings its own set of challenges. The Puerto Rican economy has not recovered as we expected a year ago, and the island's fiscal troubles will likely complicate matters going forward. Our operations in the U. S., while improving, are still not where we need them to be. Meanwhile, the regulatory environment and its requirements place increasing pressure on all financial institutions.

Still, I am confident we are facing these challenges from a position of strength. Our revenue-generating capacity is formidable, thanks to our unique franchise in Puerto Rico. After a multi-year effort, credit quality is at or close to normalized levels. We continue to have a robust capital base, even as we seek to repay TARP. We are actively evaluating alternatives to improve the performance of our operations in the U.S. And we have buttressed those areas responsible for managing heightened regulatory requirements.

If I have learned one thing in recent years, it is that our people, 8,000 strong, thrive in the most difficult of times and outdo themselves under challenging circumstances. We are aware of the headwinds we are facing, but we are also optimistic about the opportunities that lie ahead of us. We have clear objectives, the right team to pursue them and the determination to achieve them.

I thank you for your continued support.

Sincerely,



RICHARD L. CARRIÓN
CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

Our Values

Social Commitment

We work hand-in-hand with our communities. We are committed to actively promote the social and economic well-being of our communities.

Customer

We develop life-long relationships. Our relationship with the customer takes precedence over any particular transaction. We add value to each interaction by offering high quality personalized service, and efficient and innovative solutions.

Integrity

We live up to the trust placed in us. We adhere to the strictest ethical and moral standards through our daily decisions and action.

Excellence

We strive to excel each day. We believe there is only one way to do things: doing them right the first time while exceeding expectations.

Innovation

We are a driving force for progress. We foster a constant search for innovative ideas and solutions in everything we do, thus enhancing our competitive advantage.

Our People

We have the best talent. We are leaders and work together as a team in a caring and disciplined environment.

Performance

We are fully committed to our shareholders. We aim to attain a high level of efficiency, both individually and as a team, to achieve superior and consistent financial results based on a long-term vision.

Puerto Rico
In the Face of Change


BANCO POPULAR
EWERY
LOBSTER HOUSE

The inauguration of the former art-deco headquarters of Banco Popular de Puerto Rico on April 11, 1939 sent a strong message of local resilience near the end of The Great Depression, from which Puerto Rico recovered to transform its economy from agrarian to industrial. Today, the building in the historic Old San Juan hosts the Banco Popular Foundation, a full-fledged branch and an exhibition hall where it explores socioeconomic issues of Puerto Rico.

RICHARD CARRIÓN
Chairman, President
and Chief Executive Officer

PUERTO RICO IS ON THE CUSP OF AN IMPORTANT TRANSFORMATION.

The legacy of decades of fiscal mismanagement and the toll of a prolonged recession have combined with a shifting global economy and a lower risk tolerance in the wake of the international financial crisis to create what some have called a perfect storm.

Without minimizing the extent of the challenges Puerto Rico faces, we remain optimistic about the prospects of Puerto Rico emerging from the current situation with a stronger and more vibrant economy.

This optimism does not stem from blind faith. It comes from experience. The 120-year history of Popular has allowed us to witness events such as a change in sovereignty, two world wars, the Great Depression and devastating hurricanes. Throughout this history, we have seen Puerto Rico transform itself time and time again, a testament to our resilience and resourcefulness.

The most important metamorphosis of the last century – the economy's transformation from agrarian to industrial – produced a dramatic increase in standards of living, a gross domestic product per capita that, despite the recent years of stagnation, is the highest in Latin America and a manufacturing infrastructure that is recognized around the world for its leadership in pharmaceutical and medical-device products.

We are now at the threshold of a second economic transformation – from an industrial to a knowledge-based and services economy. Readymade infrastructure, tested human capital, high enrollment in local universities, a modern communications and transportation infrastructure and a

solid legal and institutional framework are pillars Puerto Rico can build on. Leading institutional investors are taking notice.

...we look forward to the opportunities that will arise from this important moment in our history, just as they have from past junctures...

Stateside and local investors have purchased $1.6 billion in commercial and real estate assets in a span of three years.

The local government has taken major steps toward addressing its fiscal issues and has enacted serious reforms to its public-pension system. We see a path of fiscal reconstruction similar to various countries with similar debt levels that, after serious fiscal reforms, have regained market access at favorable rates.

Additional changes, however, are necessary to speed up an economic recovery and put the economy on a track of sustainable growth. Two areas we see as requiring urgent attention are energy and taxes.

Reducing the high cost of energy on our island will liberate substantial capital for businesses and consumers and is critical to the long-term competitiveness of the island. Puerto Rico's public electric utility sold energy to consumers, businesses and manufacturers at an average of 26 cents per kWh for the past three years. That is nearly three times more expensive than the average retail price of electricity per U.S. state (10.6 kWh). Opening energy generation to private and public-private partnerships can lower energy costs by generating competition and facilitate investment in natural gas and other clean sources of energy.

Overhauling our tax system can generate greater stability in revenues, promote self-sufficiency and relieve workers and businesses from carrying the tax burden of a substantially large cash economy.

New levies have generated additional revenues in the current fiscal year. While this has provided some relief to the government, we see it as only a short-term solution, not a long-term policy. There is room to maneuver into a more equitable and productive tax system. For example, while income taxes generated 30% of revenues in fiscal 2012, property taxes only accounted for about 4% of revenues. Most of the island's residences are exempt from paying property taxes.

Amid current economic pressures, Puerto Rico would be served best by a tax system that is more efficient to administer, simpler to comply with and better tuned to the island's economic realities and persistent evasion.

These actions are feasible. There is consensus across diverse circles that these two major issues need to be addressed.

The private sector also has to adjust to these new economic realities by developing new products and services and finding untapped markets. Puerto Rican businesses can leverage our unique position in the hemisphere, which benefits from our relationship with the largest economy in the world as well as our cultural affinity with Latin America.

We are encouraged by the healthy level of reinvention we see among the 1.5 million clients we serve at Banco Popular.

✔ We have financed acquisitions of nonoperational plants for local businesses that have successfully turned them into multipurpose operations serving local and regional markets.

✔ We are seeing new opportunities unfold in the tourism sector, which has recently drawn substantial investments from local and stateside investors, as it registered the highest number of hotel check-ins and occupancy rate in the last eight years.

✔ We are encouraged by plans to revitalize old industries with potential in the current global economy like the sugar cane industry, which can generate economic activity by helping lower the production costs of local rum distilleries that currently buy raw materials in international markets.

✔ We are inspired by the resolve of entrepreneurs and technicians who with hard work and careful study have expanded their local businesses to international markets.

These are some pixels that form part of a larger emerging picture encouraging us to look beyond the current headlines. Popular has a privileged position with a broad view of the economy we have been an important part of for more than a century. We recognize and are prepared for the challenges ahead. But, more importantly, we look forward to the opportunities that will arise from this important moment in our history, just as they have from past junctures, and stand ready to actively support Puerto Rico in this new transformation.

Key Drivers Behind Solid Performance

CARLOS J. VAZQUEZ
Executive Vice President
Chief Financial Officer
Popular, Inc.
President
Popular Community Bank

TANGIBLE COMMON EQUITY/TANGIBLE ASSETS


Percent
12
10
8
6
4
2
0
2009
2010
2011
2012
2013
BPOP 11.08
PEER AVG. 8.26

2013 marked yet another set of notable improvements for Popular. With our third consecutive year of healthy profitability, our franchise continues to demonstrate its ability to yield reasonable returns even in a challenging economic environment. Credit quality improvements, strong earnings and healthy capital levels were key drivers of our solid performance and will surely be the cornerstones of our future results.

Popular's adjusted net income of $256 million was up 4% from 2012, as we remained focused on creating revenue opportunities while effectively managing credit and overhead costs. Our adjusted gross revenues for the year stayed strong at $1.9 billion while the loan loss provision, excluding bulk sales, fell by $124 million to a level comparable to our normalized target.

Driving our earnings power are spread levels above our peers, which result from strong asset yields and funding costs that have improved every quarter for more than four years. Popular's net interest margin (NIM) for 2013 increased to 4.52%, up 16 basis points from 2012 levels. Continued improvements in actual and projected cash flows from our covered portfolio (Westernbank) contributed to the stability of our NIM. While organic loan growth in Puerto Rico remains limited, we plan to offset this impact through selective loan portfolio purchases.

Operating expenses stayed somewhat elevated due mainly to the expenses stemming from the workout of our covered loan portfolio. As credit continues to normalize, we expect additional savings in costs related to our credit management efforts, including reductions in legal fees, appraisals and OREO expenses. We are confident that these efforts, ahead of the 2015 expiration of our loss-sharing agreement of commercial loans with the FDIC, will lead to a lower cost base in the coming years. Managing the expense side of our operations is still a top priority, and we are committed to capturing every opportunity to do so.

> Driving our earnings power are spread levels above our peers, which result from strong asset yields and funding costs that have improved every quarter for more than four years.

Our stress-testing and capital planning programs are robust, as we have permanently reallocated resources to bolster these important management and regulatory processes. The power of substantial internal capital generation from improved operating earnings, alongside additional sources of value in our remaining stake in EVERTEC and our minority ownership in Centro Financiero BHD, which includes one of the largest banks in the Dominican Republic, form the foundation of our capital management efforts.

Specifically, we seek to maintain strong capital levels appropriate for Popular's risk profile; strive toward our target of a double digit return on tangible equity; and eventually pursue – with the approval of our regulators – other capital management and distribution strategies, including the repayment of TARP.

With two thirds of our managers holding Popular stock, our leadership continues to work with a great shared interest and a motivated ownership approach.

Popular's stock valuation is not immune to the uncertainties now confronting Puerto Rico – our principal market. Having said that, we are confident that our fundamental strengthening of Popular's credit condition, liquidity, market share and capital base should result in a valuation that better reflects our tangible book value and underlying earning capacity.

Succeeding in a Challenging Regulatory Environment

IGNACIO ÁLVAREZ
Executive Vice President
Chief Legal Officer
General Counsel & Corporate Matters Group
Popular, Inc.

Like all financial institutions, we are working hard to address the challenges of succeeding in a rapidly evolving and increasingly demanding regulatory environment. Banking has always been a highly regulated industry, but today's pace and sheer amount of regulatory and legal changes affecting the banking industry are unprecedented. The Dodd-Frank Wall Street Reform and Protection Act of 2010 (the "Dodd -Frank Act") is the most significant and far-reaching legislation affecting the banking industry since the Great Depression. Failure to comply with these new regulations can result not only in massive fines or other penalties, but can also trigger corrective actions that entail considerable financial expenditures and investment of human capital. In our case, the challenge is even greater due to the difficult economic environment in our principal market, Puerto Rico. The Puerto Rican government's current fiscal problems will continue to challenge the local macro-economic environment, and we will seek more creative ways to meet the needs of our clients given this and other challenges.

These regulatory changes will result in additional costs and administrative burdens that will undoubtedly lead to structural changes in how financial institutions develop and deliver products and services to their clients. At Popular, we are approaching this new reality as an opportunity to review and transform our processes and systems to better serve our clients.

Some of the principal changes facing our institution will be in the areas of capital and compliance regulations:

CAPITAL

During the financial crisis, the banking industry suffered a significant reduction in capital due to substantial credit losses. As a result, regulators continue to push for high capital ratios and enhanced stress testing processes. Our current robust capital levels, however, will allow us to comply with the additional requirements mandated under Basel III, without having to raise new capital. Notwithstanding that, as an institution, we will have to continue to review our balance sheet and product offerings carefully to determine proactively whether we should emphasize growth in certain asset classes and deemphasize it in others.

At Popular, we are approaching this new reality as an opportunity to review and transform our processes and systems to better serve our clients.

COMPLIANCE

As a bank with large retail operations, we have put a strong emphasis on compliance. Following the financial crisis, regulators have given greater weight to compliance issues and have found major compliance breakdowns at a number of large financial institutions that resulted in enforcement actions with significant fines and penalties. One important result was the creation of the Consumer Financial Protection Bureau (CFPB), which is the first federal regulatory agency dedicated exclusively to the protection of consumers of financial services and products. The CFPB has given particular attention to mortgage origination and servicing, as well as fair lending and consumer lending activities, such as credit cards and auto loans. We have dedicated substantial human and financial resources to conform our mortgage and other consumer products to these new CFPB requirements. We remain focused on these evolving regulations to make sure that our product and service offerings comply with all regulatory requirements as well as the needs of our clients.

GOVERNANCE

In this new environment, regulators expect greater involvement from senior management and the board of directors in overseeing regulatory and compliance issues. At Popular, we believe that good governance is a key element of our success, as evidenced by our strong governance framework. As this area continues to evolve, we will continue to review our processes on a regular basis to identify further enhancements. In the last four years, we increased the diversity and skill set of our board with the addition of six new directors – better equipping the board to help us meet these new governance challenges.

LOOKING AHEAD

The regulatory environment is driving significant change in the banking industry, and it will have a major impact on how we structure the products and services we offer our clients. Banks that do a better job of rapidly adapting to this new paradigm will have a more favorable opportunity to grow their business. Those who fail to change face not only the loss of clients, but also enormous legal and reputational risks. At Popular, we are keenly aware of how much is at stake, and we are dedicating the time, resources and management focus to ensure that we continue to thrive in this new environment.

A Transformative 2013 Supported By A Robust Infrastructure

LIDIO SORIANO
Executive Vice President of Popular, Inc. Corporate Risk Management

Last year was transformative for Popular. In the face of a challenging economic and regulatory environment, we have reduced total non-performing assets (including covered loans) and our net charge-off ratio to their lowest levels since 2007. Although this decrease was driven in part by two large bulk sales of loan portfolios in Puerto Rico and improving credit conditions in the U.S., we would not have achieved these latest lows without the mainstays of sound credit management: effective underwriting and loss-mitigation efforts, with successful resolutions and restructurings.

These primary risk-management functions were supported by a sound and well-fortified infrastructure. For the past two years we have strengthened our risk-management division to operate effectively in what will certainly be a more heavily regulated environment once significant regulatory changes and uncertainties unfold fully. Two months into 2014, the timing and implementation of a number of provisions of The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, among other regulatory initiatives, are still being finalized. Also, the newly created Consumer Financial Protection Bureau (CFPB) is introducing a number of additional regulations, including mortgage-lending reform.

Against this backdrop, we reinforced and redesigned areas of our risk-management framework with multi-million dollar investments in new resources. These measures include:

1) Strengthening our loan and appraisal review functions by expanding our loan and appraisal review teams;

2) Creating a Quantitative Analysis Unit, currently made up of seven full-time analysts with economic and statistics backgrounds, to expand our modeling capabilities. Our Analytics team has designed performance models with diverse macroeconomic variables, expanded file-security controls and enhanced personal loans and leases models by moving from product-level to loan-level models. Our unit has also developed a system for procedural documentation per model.

Consolidated Credit Quality Summary *(Excluding Covered Loans)*

$ in millions	2011	2012	2013
Total NPLs HIP	$1,737.9	$1,425.1	$597.9
NPLs Held-for-Sale	262.3	96.3	1.1
OREO	172.5	266.8	135.5
Total NPAs	$2,172.7	$1,788.2	$734.5
NCO Ratio	2.61%	1.97%	1.19%
ALLL/Loans HIP	3.35%	2.96%	2.49%
ALLL/NPLs	39.73%	43.62%	90.05%
NPLs/Loans	8.44%	6.79%	2.77%
Provision/NCO	80.53%	82.96%	84.76%

3) Installing a dynamic risk-monitoring system that integrates customer-risk profiles with due-diligence to better ensure consumer compliance and improve customer experience.

4) Investing in a new mortgage origination and servicing platform to meet new CFPB regulatory requirements

As a result of these investments in new resources, along with other measures taken, we are in an even stronger position to face the rapidly evolving regulatory environment.

RISK PROFILE

Given our current exposures and risk profile, we are confident about our future. Since the financial crisis, we have adapted our business strategy to succeed within the current economic and regulatory environment. We no longer have a national lending platform or a subprime consumer and mortgage business on the U.S. mainland. We are now a U.S. community bank and niche lender, with a much lower risk profile. This change has reduced our U.S. mainland non-performing legacy loans held-in-portfolio to only $15.1 million at the end of 2013.

In Puerto Rico, our commercial exposure, including construction loans, decreased from 55% of our total loan book to 42%. Construction lending has declined 85% and stands at only $161 million as of December 31, 2013. We have also reduced exposure to commercial loan segments with historically high losses in Puerto Rico, mainly loans to small and medium-sized businesses. A disproportionate level (91%) of total commercial charge-offs occurred in these portfolios during the downturn of the local economy. In the Puerto Rico consumer portfolio, secured exposures increased from 66% at the beginning of the financial crisis to 76% at the end of 2013. These changes in our risk profile are among the main drivers behind our portfolio's positive credit trends.

LOOKING AHEAD

Heading into 2014, we remain cautious, given the changing regulatory environment and the economic challenges in our main market in Puerto Rico. At the same time, we are encouraged by the performance and profile of our credit exposure and the enhancements we have made to solidify further our risk management infrastructure. We strongly believe that Popular is well positioned to capitalize on emerging opportunities.

Popular, Inc.
Management

EXECUTIVE OFFICERS



RICHARD L. CARRIÓN
Chairman, President and
Chief Executive Officer
Popular, Inc.



JUAN GUERRERO
Executive Vice President
Financial & Insurance Services Group
Banco Popular de Puerto Rico



ELI SEPÚLVEDA
Executive Vice President
Popular, Inc.
Commercial Credit Group
Banco Popular de Puerto Rico



CARLOS J. VÁZQUEZ
Executive Vice President
Chief Financial Officer
Popular, Inc.
President
Popular Community Bank



GILBERTO MONZÓN
Executive Vice President
Individual Credit Group
Banco Popular de Puerto Rico



LIDIO SORIANO
Executive Vice President
Chief Risk Officer
Corporate Risk Management
Group
Popular, Inc.



IGNACIO ÁLVAREZ
Executive Vice President
Chief Legal Officer
General Counsel & Corporate
Matters Group
Popular, Inc.



EDUARDO J. NEGRÓN
Executive Vice President
Administration Group
Popular, Inc.



ILEANA GONZÁLEZ
Executive Vice President
Commercial Credit
Administration Group
Banco Popular de Puerto Rico



NÉSTOR O. RIVERA
Executive Vice President
Retail Banking and
Operations Group
Banco Popular de Puerto Rico

BOARD OF DIRECTORS



RICHARD L. CARRIÓN
Chairman, President and
Chief Executive Officer
Popular, Inc.



JOHN DIERCKSEN
Principal
Greycrest, LLC.



C. KIM GOODWIN
Private Investor



JOAQUÍN E. BACARDÍ, III
President and
Chief Executive Officer
Bacardi Corporation



MARÍA LUISA FERRE
President and
Chief Executive Officer
Grupo Ferré Rangel



WILLIAM J. TEUBER JR.
Vice Chairman
EMC Corporation



ALEJANDRO M. BALLESTER
President
Ballester Hermanos, Inc.



DAVID E. GOEL
Managing General Partner
Matrix Capital Management
Company, LLC



CARLOS A. UNANUE
President
Goya de Puerto Rico

25-Year

Historical Financial Summary

(Dollars in millions, except per share data)	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999
Selected Financial Information											
Net Income (Loss)	$ 56.3	$ 63.4	$ 64.6	$ 85.1	$ 109.4	$ 124.7	$ 146.4	$ 185.2	$ 209.6	$ 232.3	$ 257.6
Assets	5,972.7	8,983.6	8,780.3	10,002.3	11,513.4	12,778.4	15,675.5	16,764.1	19,300.5	23,160.4	25,460.5
Gross Loans	3,320.6	5,373.3	5,195.6	5,252.1	6,346.9	7,781.3	8,677.5	9,779.0	11,376.6	13,078.8	14,907.8
Deposits	4,926.3	7,422.7	7,207.1	8,038.7	8,522.7	9,012.4	9,876.7	10,763.3	11,749.6	13,672.2	14,173.7
Stockholders' Equity	375.8	588.9	631.8	752.1	834.2	1,002.4	1,141.7	1,262.5	1,503.1	1,709.1	1,661.0
Market Capitalization	$ 430.1	$ 479.1	$ 579.0	$ 987.8	$ 1,014.7	$ 923.7	$ 1,276.8	$ 2,230.5	$ 3,350.3	$ 4,611.7	$ 3,790.2
Return on Assets (ROA)	0.99%	1.09%	0.72%	0.89%	1.02%	1.02%	1.04%	1.14%	1.14%	1.14%	1.08%
Return on Common Equity (ROE)	15.87%	15.55%	10.57%	12.72%	13.80%	13.80%	14.22%	16.17%	15.83%	15.41%	15.45%
Per Common Share[1]											
Net Income (Loss) – Basic	$ 3.51	$ 3.94	$ 2.69	$ 3.49	$ 4.18	$ 4.59	$ 5.24	$ 6.69	$ 7.51	$ 8.26	$ 9.19
Net Income (Loss) – Diluted	3.51	3.94	2.69	3.49	4.18	4.59	5.24	6.69	7.51	8.26	9.19
Dividends (Declared)	1.00	1.00	1.00	1.00	1.20	1.25	1.54	1.83	2.00	2.50	3.00
Book Value	23.44	24.58	26.24	28.79	31.86	34.35	39.52	43.98	51.83	59.32	57.54
Market Price	26.88	20.00	24.06	37.81	39.38	35.16	48.44	84.38	123.75	170.00	139.69
Assets by Geographical Area											
Puerto Rico	92%	89%	87%	87%	79%	76%	75%	74%	74%	71%	71%
United States	6%	9%	11%	10%	16%	20%	21%	22%	23%	25%	25%
Caribbean and Latin America	2%	2%	2%	3%	5%	4%	4%	4%	3%	4%	4%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Traditional Delivery System											
Banking Branches											
Puerto Rico	128	173	161	162	165	166	166	178	201	198	199
Virgin Islands	3	3	3	3	8	8	8	8	8	8	8
United States	10	24	24	30	32	34	40	44	63	89	91
Subtotal	141	200	188	195	205	208	214	230	272	295	298
Non-Banking Offices											
Popular Financial Holdings			27	41	58	73	91	102	117	128	137
Popular Cash Express										51	102
Popular Finance	18	26	26	26	26	28	31	39	44	48	47
Popular Auto	4	9	9	9	8	10	9	8	10	10	12
Popular Leasing, U.S.A.									7	8	10
Popular Mortgage							3	3	3	11	13
Popular Securities								1	2	2	2
Popular One											
Popular Insurance											
Popular Insurance Agency, U.S.A.											
Popular Insurance, V.I.											
E-LOAN											
EVERTEC											4
Subtotal	22	35	62	76	92	111	134	153	183	258	327
Total	163	235	250	271	297	319	348	383	455	553	625
Electronic Delivery System											
ATMs Owned											
Puerto Rico	151	211	206	211	234	262	281	327	391	421	442
Virgin Islands	3	3	3	3	8	8	8	9	17	59	68
United States				6	11	26	38	53	71	94	99
Total	154	214	209	220	253	296	327	389	479	574	609
Transactions (in millions)											
Electronic Transactions[2]	16.1	18.0	23.9	28.6	33.2	43.0	56.6	78.0	111.2	130.5	159.4
Items Processed[3]	161.9	164.0	166.1	170.4	171.8	174.5	175.0	173.7	171.9	170.9	171.0
Employees (full-time equivalent)	**5,213**	**7,023**	**7,006**	**7,024**	**7,533**	**7,606**	**7,815**	**7,996**	**8,854**	**10,549**	**11,501**

[1] *Per common share data adjusted for stock splits and reverse stock split executed in May 2012.*

[2] *From 1981 to 2003, electronic transactions include ACH, Direct Payment, TelePago Popular, Internet Banking and ATH Network transactions in Puerto Rico. From 2004 to 2009, these numbers were adjusted to include ATH Network transactions in the Dominican Republic, Costa Rica, El Salvador and United States, health care transactions, wire transfers, and other electronic payment transactions in addition to those previously stated. After 2010 only includes electronic transactions made by Popular, Inc.'s clients and excludes electronic transactions processed by EVERTEC for other clients.*

[3] *After the sale in 2010 of EVERTEC, Popular's information technology subsidiary, the Corporation does not process items.*

2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
$ 276.1	$ 304.5	$ 351.9	$ 470.9	$ 489.9	$ 540.7	$ 357.7	$ (64.5)	$ (1,243.9)	$ (573.9)	$ 137.4	$ 151.3	$ 245.3	$ 599.3
28,057.1	30,744.7	33,660.4	36,434.7	44,401.6	48,623.7	47,404.0	44,411.4	38,882.8	34,736.3	38,815.0	37,348.4	36,507.5	35,749.3
16,057.1	18,168.6	19,582.1	22,602.2	28,742.3	31,710.2	32,736.9	29,911.0	26,268.9	23,803.9	26,458.9	25,314.4	25,093.6	24,706.7
14,804.9	16,370.0	17,614.7	18,097.8	20,593.2	22,638.0	24,438.3	28,334.4	27,550.2	25,924.9	26,762.2	27,942.1	27,000.6	26,711.1
1,993.6	2,272.8	2,410.9	2,754.4	3,104.6	3,449.2	3,620.3	3,581.9	3,268.4	2,538.8	3,800.5	3,918.8	4,110.0	4,626.2
$ 3,578.1	$ 3,965.4	$ 4,476.4	$ 5,960.2	$ 7,685.6	$ 5,836.5	$ 5,003.4	$ 2,968.3	$ 1,455.1	$ 1,445.4	$ 3,211.4	$ 1,426.0	$ 2,144.9	$ 2,970.6
1.04%	1.09%	1.11%	1.36%	1.23%	1.17%	0.74%	-0.14%	-3.04%	-1.57%	0.36%	0.40%	0.68%	1.65%
15.00%	14.84%	16.29%	19.30%	17.60%	17.12%	9.73%	-2.08%	-44.47%	-32.95%	4.37%	4.01%	6.37%	14.43%
$ 9.85	$ 10.87	$ 13.05	$ 17.36	$ 17.95	$ 19.78	$ 12.41	$ (2.73)	$ (45.51)	$ 2.39	$ (0.62)	$ 1.44	$ 2.36	$ 5.80
9.85	10.87	13.05	17.36	17.92	19.74	12.41	(2.73)	(45.51)	2.39	(0.62)	1.44	2.35	5.78
3.20	3.80	4.00	5.05	6.20	6.40	6.40	6.40	4.80	0.20	–	–	–	–
69.62	79.67	91.02	96.60	109.45	118.22	123.18	121.24	63.29	38.91	36.67	37.71	39.35	44.26
131.56	145.40	169.00	224.25	288.30	211.50	179.50	106.00	51.60	22.60	31.40	13.90	20.79	28.73
72%	68%	66%	62%	55%	53%	52%	59%	64%	65%	74%	74%	73%	72%
26%	30%	32%	36%	43%	45%	45%	38%	33%	32%	23%	23%	24%	25%
2%	2%	2%	2%	2%	2%	3%	3%	3%	3%	3%	3%	3%	3%
100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
199	196	195	193	192	194	191	196	179	173	185	183	175	171
8	8	8	8	8	8	8	8	8	8	8	9	9	9
95	96	96	97	128	136	142	147	139	101	96	94	92	90
302	300	299	298	328	338	341	351	326	282	289	286	276	270
136	149	153	181	183	212	158	134	2					
132	154	195	129	114	4								
61	55	36	43	43	49	52	51	9					
12	20	18	18	18	17	15	12	12	10	10	10	10	9
11	13	13	11	15	14	11	24	22					
21	25	29	32	30	33	32	32	32	33	36	37	37	38
3	4	7	8	9	12	12	13	7	6	6	4	4	3
											4	5	6
2	2	2	2	2	2	2	2	1	1	1	1	1	1
	1	1	1	1	1	1	1	1	1	1	1	1	1
		1	1	1	1	1	1	1	1	1	1	1	1
					1	1	1	1					
4	4	5	5	5	5	7	9	9	9				
382	427	460	431	421	351	292	280	97	61	55	58	59	59
684	727	759	729	749	689	633	631	423	343	344	344	335	329
478	524	539	557	568	583	605	615	605	571	624	613	597	599
37	39	53	57	59	61	65	69	74	77	17	20	20	22
109	118	131	129	163	181	192	187	176	136	138	135	134	132
624	681	723	743	790	825	862	871	855	784	779	768	751	753
199.5	206.0	236.6	255.7	568.5	625.9	690.2	772.7	849.4	804.1	381.6	410.4	420.4	458.4
160.2	149.9	145.3	138.5	133.9	140.3	150.0	175.2	202.2	191.7				
10,651	**11,334**	**11,037**	**11,474**	**12,139**	**13,210**	**12,508**	**12,303**	**10,587**	**9,407**	**8,277**	**8,329**	**8,072**	**8,059**

Our Creed

BANCO POPULAR IS A LOCAL INSTITUTION DEDICATING ITS EFFORTS EXCLUSIVELY TO THE ENHANCEMENT OF THE SOCIAL AND ECONOMIC CONDITIONS IN PUERTO RICO AND INSPIRED BY THE MOST SOUND PRINCIPLES AND FUNDAMENTAL PRACTICES OF GOOD BANKING.

POPULAR PLEDGES ITS EFFORTS AND RESOURCES TO THE DEVELOPMENT OF A BANKING SERVICE FOR PUERTO RICO WITHIN STRICT COMMERCIAL PRACTICES AND SO EFFICIENT THAT IT COULD MEET THE REQUIREMENTS OF THE MOST PROGRESSIVE COMMUNITY IN THE WORLD.

▶ *These words, written in 1928 by Rafael Carrión Pacheco, Executive Vice President and President (1927–1956), embody the philosophy of Popular, Inc. in all its markets.*

Our People

THE MEN AND WOMEN WHO WORK FOR OUR INSTITUTION, FROM THE HIGHEST EXECUTIVE TO THE EMPLOYEES WHO HANDLE THE MOST ROUTINE TASKS, FEEL A SPECIAL PRIDE IN SERVING OUR CUSTOMERS WITH CARE AND DEDICATION.

ALL OF THEM FEEL THE PERSONAL SATISFACTION OF BELONGING TO THE "BANCO POPULAR FAMILY," WHICH FOSTERS AFFECTION AND UNDERSTANDING AMONG ITS MEMBERS, AND WHICH AT THE SAME TIME FIRMLY COMPLIES WITH THE HIGHEST ETHICAL AND MORAL STANDARDS OF BEHAVIOR.

▶ *These words by Rafael Carrión Jr., President and Chairman of the Board (1956–1991), were written in 1988 to commemorate the 95th anniversary of Banco Popular, and reflect our commitment to human resources.*

CORPORATE INFORMATION

Independent Registered Public Accounting Firm: PricewaterhouseCoopers LLP

Annual Meeting:
The 2014 Annual Stockholders' Meeting of Popular, Inc. will be held on Tuesday, May 13, at 9:00 a.m. at Centro Europa Building in San Juan, Puerto Rico.

Additional Information:
The Annual Report to the Securities and Exchange Commission on Form 10-K and any other financial information may also be viewed by visiting our website: **www.popular.com**

POPULAR®

P.O. Box 362708
San Juan, Puerto Rico 00936-2708